UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DOTRONIX, INC.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

258564 10 3

(CUSIP Number)

Kurt T. Sadler
Dotronix, Inc.
160 First Street Southeast
New Brighton, MN  55112
(651) 633-1742

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258564 10 3

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Estate of William S. Sadler, Deceased, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,161,928 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,161,928 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,928 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 258564 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorothy E. Sadler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,400 (See Item 5)

	8.	Shared Voting Power 1,161,928 (See Item 5)

	9.	Sole Dispositive Power 22,400 (See Item 5)

	10.	Shared Dispositive Power 1,161,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,328 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.0%

14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 258564 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jill D. Sadler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,825 (See Item 5)

	8.	Shared Voting Power 1,161,928 (See Item 5)

	9.	Sole Dispositive Power 69,825 (See Item 5)

	10.	Shared Dispositive Power 1,161,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,753 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.8%

14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 258564 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kurt T. Sadler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,062 (See Item 5)

	8.	Shared Voting Power 1,161,928 (See Item 5)

	9.	Sole Dispositive Power 88,062 (See Item 5)

	10.	Shared Dispositive Power 1,161,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,990 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1%

14.	Type of Reporting Person (See Instructions) IN, OO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock, par value $0.05 per share (the “Common Stock”), of Dotronix, Inc., a Minnesota corporation (the “Issuer).  The principal offices of the Issuer are located at 160 First Street S.E., New Brighton, Minnesota  55112.

Item 2.	Identity and Background

(a) – (c)  The Estate of William S. Sadler, Deceased, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives (the “Estate”), and each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually, are jointly filing this Schedule 13D.  The address for the Estate is c/o Dorothy E. Sadler, 1370 Ryan Avenue West, St. Paul, MN 55113.  The principal employment and address of Kurt Sadler is President of the Issuer.  The principal employment of Jill D. Sadler is Senior Group Manager at Target.  Dorothy E. Sadler is retired.  Each of the Co-Personal Representatives is a resident of the State of Minnesota.

(d) and (e)  During the past five years, neither the Estate, Dorothy E. Sadler, Jill D. Sadler nor Kurt T. Sadler have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

The Estate received the shares of Common Stock upon the death of William S. Sadler, the former President of the Issuer.  Personal funds were used to purchase the Issuer’s Common Stock held by each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler.

Item 4.	Purpose of Transaction

The Estate received the shares of Common Stock upon the death of William S. Sadler, the former President of the Issuer.  Each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives of the Estate, may distribute shares of Common Stock in the course of administering the Estate, purchase additional shares of Common Stock upon exercise of the warrants held by the Estate, and purchase or sell additional shares of Common Stock in the Issuer or loan additional money in exchange for additional warrants to purchase Common Stock.  Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually or as Co-Personal Representatives of the Estate, may change their present intentions and determine to take any of these or other actions.  Each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually, may also determine to purchase additional shares of Common Stock from time to time.  Each also individually holds warrants to purchase additional shares of Common Stock and may from time to time exercise such warrants.

Except as described above, neither Dorothy E. Sadler, Jill D. Sadler nor Kurt T. Sadler has any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of June 16, 2003, the Estate may be deemed to beneficially own in the aggregate 1,644,053 shares of Common Stock, which constituted 39.3% of the outstanding shares of Common Stock (based on the number of shares that were outstanding as of May 14, 2003, which included 704,800 shares held by Minnesota River Aviation, Inc. (“MRA”) and 365,094 shares that could be acquired within 60 days of such date through the exercise of outstanding warrants).

On November 5, 2003, the Personal Representatives of the Estate signed an agreement with the Issuer obligating the Estate to amend existing loan documents.  Based upon amendments to that agreement and newly negotiated agreements with the parties involved, the Issuer cancelled existing warrants held by Mr. Sadler to purchase 365,094 shares of Common Stock previously issued under the loan agreement.  In exchange, on April 13, 2004, the Estate received warrants with a seven-year life to purchase an aggregate of 385,000 shares of Common Stock at an exercise price of $0.05 per share.  On June 14, 2004 the warrants for 385,000 shares were exercised by the Estate.

On June 11, 2004 The Issuer declared a warrant dividend on its outstanding Common Stock.  The warrant dividend will be distributed on August 5, 2004 to shareholders of record on June 30, 2004.  For each four shares of Common Stock held the shareholder will receive three three-year warrants to acquire one share of Common Stock each.  All warrants are exercisable immediately, the exercise prices per share are $2.50, $5.00 and $7.50, respectively.  Each of the warrants includes redemption rights of the Issuer.  Such redemption rights will be triggered if the Issuerer’s Common Stock trades for a period of at least ten consecutive trading days at $3.40, $7.00 and $10.50 per share, respectively.

(b) As of June 30, 2004, the Estate, Dorothy E. Sadler, Jill D. Sadler and Kurt T.Sadler, individually and as Co-Personal Representatives, may be deemed to have beneficial ownership of Common Stock as follows:

Name	Number of Shares		Percentage of Total Shares Outstanding as of May 14, 2004

Estate	1,161,928	(1)	22.6%
Dorothy E. Sadler	1,184,328	(2)	23.0%
Jill D. Sadler	1,231,753	(3)	23.8%
Kurt T. Sadler	1,246,990	(4)	24.1%

(1)           Includes 497,969 shares of Common Stock that could be acquired within 60 days of June 30, 2004 through the exercise of outstanding warrants.

(2)           Includes 12,800 shares owned individually and 9,600 share of Common Stock that could be acquired within 60 days of June 30, 2004, as well as 497,969 shares of Common Stock that could be acquired by the Estate within 60 days of June 30, 2004 through the exercise of outstanding warrants.

(3)           Includes 39,900 shares owned individually and 29,925 shares of Common Stock that could be acquired within 60 days, as well as 497,969 shares of Common Stock that could be acquired by the Estate within 60 days of June 30, 2004 voting the exercise of outstanding warrants.

(4)           Includes 45,607 shares owned individually, 34,205 shares of Common Stock that could be acquired within 60 days of June 30, 2004 with sole voting and dispositive power, 3,000 shares owned jointly with daughter, and 2,250 shares of Common Stock that could be acquired within 60 days of June 30, 2004, as well as 497,969 shares of Common Stock that could be acquired by the Estate within 60 days of June 30, 2004 through the exercise of outstanding warrants.

(c) On April 13, 2004, an investor entered into an agreement with the Estate and MRA, a corporation controlled by the Estate, pursuant to which the investor acquired an option to purchase from the Estate and MRA up to 1,000,000 shares of Dotronix Common Stock at a price of $0.05 per share.  This option expires on November 5, 2010.  On June 28, 2004 the option was exercised, 704,800 shares were sold by MRA and 295,200 shares were sold by the Estate.

On November 5, 2003, the Personal Representatives of the Estate signed an agreement with the Issuer obligating the Estate to amend existing loan documents.  Based upon amendments to that agreement and newly negotiated agreements with the parties involved, Dotronix cancelled existing warrants held by Mr. Sadler to purchase 365,094 shares of Common Stock previously issued under the loan agreement.  In exchange, on April 13, 2004, the Estate received warrants with a seven-year life to purchase an aggregate of 385,000 shares of Common Stock at an exercise price of $0.05 per share.  On June 14, 2004 the warrants for 385,000 shares were exercised by the Estate.

On June 11, 2004, the Issuer declared a warrant dividend on its outstanding Common Stock.  The warrant dividend will be distributed on August 5, 2004 to Shareholders of record on June 30, 2004.  For each four shares of Common Stock held the shareholder will receive three three-year warrants to acquire one share of Common Stock each.  The warrants are exercisable immediately, the exercise prices per share are $2.50, $5.00 and $7.50, respectively.  Each of the warrants includes redemption rights of the Issuer.  Such redemption rights will be triggered if the Issuer’s Common Stock trades for a period of at least ten consecutive trading days at $3.40, $7.00 and $10.50 per share, respectively.

(d)           No other person is known by the Estate, Dorothy E. Sadler, Jill D. Sadler nor Kurt T. Sadler to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities covered by this Schedule 13D other than pursuant to the administration of the Estate.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, to the best of knowledge of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, each individually and as a Co-Personal Representative of the Estate , there are no contracts, arrangements, understandings or relationships, legal or otherwise, among Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler or between any of them and any other person relating to the Common Stock in the Issuer.

On April 13, 2004, an investor entered into an agreement with the Estate and MRA, a corporation controlled by the Estate, pursuant to which the investor acquired an option to purchase from the Estate and MRA up to 1,000,000 shares of the Issuer’s Common Stock at a price of $0.05 per share.  This option expires on November 5, 2010.  On June 28, 2004 the option was exercised and 704,800 shares were sold by MRA and 295,200 shares were sold by the Estate.

On March 31, 2004, the Issuer sold  property in Eau Claire, Wisconsin, to an unrelated third party.  The Issuer transferred the sales proceeds of approximately $450,000 to the Estate of William S. Sadler, to repay part of the loan of $1,000,000 that was still outstanding under a loan agreement the Issuer had with Mr. Sadler.  In exchange for the forgiveness of an additional amount of $400,000 that was outstanding under the loan agreement, the Issuer cancelled warrants granted to Mr. Sadler to purchase up to 365,094 shares of our common stock at exercise prices ranging from $0.085 to $0.60 per share, and issued to the Estate a warrant to purchase up to 385,000 shares of common stock at $0.05 per share, with certain registration rights described more fully in the Registration Rights Agreement referenced herein as Exhibit 99.8.  The loan remaining outstanding under the aforesaid loan agreement is now $150,000.  The Issuer also amended the lease agreement that it has with the Estate for its headquarters in New Brighton, Minnesota. Pursuant to the amendment, the Issuer has the right to terminate the lease upon twelve months prior written notice.

On April 7, 2004, the Issuer entered into a loan agreement with Terry L. Myhre. Mr. Myhre agreed to provide to the Issuer a credit line of up to $450,000 that is convertible into common stock at a price of $1.50 per share.  The interest payable on any outstanding balance under the credit line is 5% per year and is due monthly.  Outstanding demand notes of Mr. Myhre with an aggregate principal of $135,000 became part of the credit line.  In consideration for the credit line, Mr. Myhre received warrants to purchase 100,000 shares of our common stock at an exercise price of $0.10 per share.  Concurrently, Mr. Myhre entered into an agreement with the Estate and MRA, pursuant to which Mr. Myhre acquired an option to purchase from the Estate and MRA up to one million shares of our common stock at a price of $0.05 per share.  This option was exercised by Mr. Myhre on June 28, 2004, 704,800 shares were sold by MRA and 295,000 shares were sold by the Estate.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually and as Co-Personal Representatives of the Estate of William S. Sadler, Deceased.

Exhibit 99.1

Agreement to extend and amend loan and security agreement between the Issuer and William S. Sadler, dated September 27, 2002 (incorporated by reference to exhibit 10.7 to the Issuer’s Annual Report on Form 10-KSB for the year ended June 30, 2002).

Exhibit 99.2

Agreement to extend and amend loan and security between the Issuer and the Estate of William S. Sadler, dated November 5, 2003 (Incorporated by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003)

Exhibit 99.3

Amendment No. 1 dated April 7, 2004 to Agreement to extend and amend loan and security between the Issuer and the Estate of William S. Sadler, dated November 5, 2003,  (Incorporated by reference to exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

Exhibit 99.4

Fourth Amendment to Loan and Security Agreement between the Issuer and the Estate of William S. Sadler dated August 27, 2003 (incorporated by reference to exhibit 10.8 to Issuer’s Annual Report on Form 10-KSB for the year ended June 30, 2003).

Exhibit 99.5

Fourth Extension and Amendment of Mortgage between the Issuer and the Estate of William S. Sadler dated August 27, 2003 (incorporated by reference to exhibit 10.9 to Issuer’s Annual Report on Form 10-KSB for the year ended June 30, 2003).

Exhibit 99.6

Fourth Extension and Amendment of Secured Promissory Note between the Issuer and the Estate of William S. Sadler dated August 27, 2003 (incorporated by reference to exhibit 10.9 to Issuer’s Annual Report on Form 10-KSB for the year ended June 30, 2003).

Exhibit 99.7

Warrant to the Estate of William S. Sadler to purchase 385,000 shares of the Issuer’s Common Stock at $0.05 per share, dated April 7, 2004.  (Incorporated by reference to exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

Exhibit 99.8

Registration Rights Agreement between the Issuer and the Estate of William S. Sadler, dated April 7, 2004.  (Incorporated by reference to exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

Exhibit 99.9

Subordination Agreement made and given to the Estate of William S. Sadler in favor of Terry L. Myhre, dated April 7, 2004 (Incorporated by reference to exhibit 10.10 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

Exhibit 99.10

Option Agreement between Terry L. Myhre, the Estate of William S. Sadler and Minnesota River Aviation, Inc., dated April 7, 2004.  (Incorporated by reference to exhibit 10.11 to the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

Exhibit 99.11

First Amendment to Lease between the Estate of William S. Sadler and the Issuer, dated April 7, 2004.  (Incorporated by reference to exhibit 10.12 to the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2004

ESTATE OF WILLIAM S. SADLER
By its Co-Personal Representatives

/s/ Dorothy E. Sadler	/s/ Dorothy E. Sadler
Dorothy E. Sadler	Dorothy E. Sadler, Individually

/s/ Jill D. Sadler	/s/ Jill D. Sadler
Jill D. Sadler	Jill D. Sadler, Individually

/s/ Kurt T. Sadler	/s/ Kurt T. Sadler
Kurt T. Sadler	Kurt T. Sadler, Individually